Insider transaction detail - View details for insider with remarks

Transactions sorted by : Insider Insider company name : Talisman Energy Inc. ( Starts with ) Filing date range : January 9, 2007 - January 9, 2007

Insider name:	TALISMAN ENERGY INC.

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:
The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance

Issuer name:	Talisman Energy Inc.

Insider's Relationship to Issuer:	1 - Issuer

Security designation:	Common Shares

O	868217	2006-12-01	2007-01-09	Direct Ownership :	10 - Acquisition or disposition in the public market	+600,000	19.1150
General remarks:	NCIB

A	868217	2006-12-01	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	19.1150	11,439,000
General remarks:	NCIB

O	868220	2006-12-04	2007-01-09	Direct Ownership :	10 - Acquisition or disposition in the public market	+600,000	19.1614
General remarks:	NCIB

A	868220	2006-12-04	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+600,000	19.1614	12,039,000
General remarks:	NCIB

868222	2006-12-05	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+310,100	19.2343	12,349,100
General remarks:	NCIB

868231	2006-12-08	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,510,100	0
General remarks:	Shares purchased for cancellation pursuant to the NCIB were cancelled.

868237	2006-12-11	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+850,000	20.0909	850,000
General remarks:	NCIB

868241	2006-12-12	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+850,000	19.9662	1,700,000
General remarks:	NCIB

868243	2006-12-13	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+850,000	20.1196	2,550,000
General remarks:	NCIB

868248	2006-12-14	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+850,000	20.5027	3,400,000
General remarks:	NCIB

868251	2006-12-15	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+850,000	20.2303	4,250,000
General remarks:	NCIB

868256	2006-12-18	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-3,400,000	850,000
General remarks:	Shares purchased for cancellation pursuant to the NCIB were cancelled

868282	2006-12-18	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+850,000	19.6830	1,700,000
General remarks:	NCIB

868259	2006-12-19	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+850,000	19.5672	2,550,000
General remarks:	NCIB

868263	2006-12-20	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+850,000	19.5299	3,400,000
General remarks:	NCIB

868266	2006-12-21	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+850,000	19.4175	4,250,000
General remarks:	NCIB

868284	2006-12-22	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+950,000	19.6756	5,200,000
General remarks:	NCIB

868288	2006-12-27	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,250,000	950,000
General remarks:	Shares purchase for cancellation pursuant to the NCIB were cancelled.

868292	2007-01-01	2007-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-950,000	0
General remarks:	Shares purchased for cancellation pursuant to the NCIB were cancelled.